                                                                                                August 8, 2017

Via Electronic Transmission

Attn: Dominic Minore, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

            Re:       Versus Capital Real Assets Fund LLC

                         Registration Statement on Form N-2

            File Nos. 333-214178; 811-23201

Dear Mr. Minore:

This letter is submitted in response to comments you provided by telephone on July 27, 2017 regarding the initial Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-2 on October 19, 2016, and as amended thereafter (the “Registration Statement”), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “ICA”), by Versus Capital Real Assets Fund LLC (the “Registrant” or the “Fund”). Your comments and the Registrant’s responses thereto are set forth below. Please note that this letter is being submitted on the same date as the Registrant’s Pre-Effective Amendment No. 3 to the Registration Statement is filed with the Commission, pursuant to Rule 472 under the Securities Act. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

PROSPECTUS

Interval Fund (outside front cover)

Comment

The Registration Statement states: “The Fund will make its first repurchase of its Shares pursuant to Rule 23c-3 under the Investment Company Act within 180 days after the Fund has achieved its goal of securing investment commitments in the amount of $200 million.” Please clarify that the commitments mean investors cannot back out at that point and are fully committed. Please also clarify that this is the point at which the Fund will consummate sale of its Shares.

Response

The Registrant has revised this language in all places where it appears in the Registration Statement to state that the Fund will make its first repurchases within 180 days from the date the Fund has achieved its goal of securing firm investment commitments in the amount of $200 million and consummates the sale of its Shares.

Prospectus Summary – Adviser

Comment

Please disclose that the Adviser has entered into certain sub-advisory contracts with the three Securities Sub-Advisers and include, where appropriate in the Registration Statement, disclosures about each of the Securities Sub-Advisers as required by Items 9 and 20 of Form N-2.

Response

The Registrant has expanded disclosure about the three Securities Sub-Advisers throughout the Registration Statement.

Prospectus Summary – The Offering

Comment

Please conform the maximum amount of the offering as it appears throughout the Registration Statement.

Response

The Registrant has increased the maximum amount of the offering to $450,000,000, as set forth in the Calculation of Registration Fee table on the cover of the Registration Statement, and has conformed all references to such amount throughout the Registration Statement.

Prospectus Summary – Risk Factors

Comment

Please change references to “the Fund’s redemption of Shares” to “the Fund’s repurchase of Shares,” in order to conform to the requirements of Section 23 of the ICA.

Response

The Registrant has revised language appearing throughout the Registration Statement to reference the Fund’s repurchase of Shares.

Summary of Fund Expenses

Comment

Please delete the last sentence of the first paragraph under this heading.

Response

The Registrant has deleted the sentence.

Comment

We note that the Registration Statement states that the Adviser will pay the Securities Sub-Advisers from its Investment Management Fee. Please elaborate in the Registration Statement how the Securities Sub-Advisers are to be paid.  Furthermore, each sub-advisory contract should specify the amount payable to such Securities Sub-Adviser.

Response

The Registrant has added disclosure throughout the Registration Statement that the Adviser will pay the Securities Sub-Advisers from its Investment Management Fee and that, pursuant to the sub-advisory agreements, the Adviser will pay each of Brookfield, Lazard and AMP an annual fee of up to 0.60% of the average daily NAV of the Fund assets which each such Securities Sub-Adviser manages. The Registrant has also re-filed, with fee schedules, the sub-advisory contracts between the Adviser and each of Brookfield Investment Management Inc. and AMP Capital Investors (US) Limited.

Comment

The Registrant previously indicated that it would bold the last paragraph appearing under this heading, as requested by the Commission’s comments. Please bold such paragraph.

Response

The Registrant confirms that the last paragraph appearing under this heading is now bolded.

SAI – Additional Investment Policies

Comment

Please specify which industries the Fund and the Institutional Investment Funds will concentrate in and clarify how investments by the Institutional Investment Funds will be taken into account by the Fund for purposes of the Fund’s compliance with its concentration policy.  Please make these clarifications without stating that the Fund’s concentration policy is a fundamental policy.  Revise the last sentence of the fourth paragraph under this section heading to clarify that the Fund is focused on investing in “Real Asset Related Investments” (not “Real Estate Related Investments”) and that the Fund will not concentrate in any industries other than the group of real estate investment and management industries.

Response

The Registrant has deleted the last sentence that appeared in the first bullet of the second paragraph under this section heading that described the Fund’s fundamental policies and stated “to the extent that the Fund is aware of investments held by the Institutional Investment Funds, the Fund [would] consider such information when determining compliance with its concentration policy.” The Registrant has deleted language from the fourth paragraph under this section heading that characterized the Fund’s concentration policy as “part of the Fund’s fundamental policies.”  The Registrant has revised the sentence describing the Fund’s concentration policy to state: “The Fund is focused on investing in Real Asset Related Investments and will not concentrate in any industries other than the group of real estate investment and management industries.” The following new sentence has been added to such paragraph to clarify how investments by Institutional Investment Funds will be taken into account by the Fund for purposes of the Fund’s compliance with its concentration policy: “The Fund will monitor the investments of the Institutional Investment Funds to the extent commercially practicable and, to the extent that the Fund is aware of the investments held by the Institutional Investment Funds, the Fund will consider such information when determining compliance with its concentration policy.”

SAI – Repurchases and Transfers of Shares

Comment

Please rephrase the first sentence under this section heading to describe the Fund’s repurchase as mandatory.

Response

The Registrant has revised such sentence to state: “The Fund’s Board may cause a mandatory repurchase by the Fund of a shareholder’s Shares in accordance with the LLC Agreement, the Investment Company Act and the rules thereunder.”

SAI – Financial Statements

Comment

Note 3 to the Fund’s financial statement appears to include disclosure that the Fund and the Distributor have engaged Advisors Asset Management Inc. to act as a sub-distributor and that the Fund and the Distributor will pay to such sub-distributor a Distribution Fee of 0.75%. Please reconcile this with other disclosure in the Prospectus and update the Summary of Fund Expenses section and other sections of the Registration Statement and amend the exhibits filed therewith, as appropriate.

Response

The Fund’s independent registered public accounting firm has amended Note 3 of the Fund’s financial statements to remove references to a Sub-Distributor and Distribution Fee. Such updated financial statements, and the notes thereto, have been filed with the Registrant’s Pre-Effective Amendment No. 3. The Registrant confirms that there is no, and the Fund does not intend to have any, sub-distributor or distribution fee paid by the Fund, which aligns with the Registrant’s current disclosure in the Prospectus. The Registrant also confirms that investments in the Fund are not subject to a Sales Load, as set forth in the Prospectus.

The Commission has also requested that the Registrant amend and restate its response to the second comment set forth in the Registrant’s written responses dated July 3, 2017 in response to the Commission’s comments provided by telephone on June 5, 2017.  Following please find an amended and restated last sentence to the Registrant’s response that was provided in its written correspondence to the Commission on July 3, 2017: “The Registrant undertakes to update its Prospectus during the continuous offering period to include disclosure of relevant risks whenever the Fund may invest in one non-U.S. country in the aggregate and deem such investment(s) material which, the Registrant acknowledges, would be equal to less than 50% of the Fund’s total assets.”

As stated previously, the Fund is filing its Pre-Effective Amendment No. 3, pursuant to Rule 472 under the Securities Act, concurrently with this letter.

The Registrant has authorized Winston & Strawn LLP to convey to you that the Registrant acknowledges the following:

1.      The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.      Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.      The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to call me at (212) 294-2643 or Jay Gould at (212) 294-9575.

                                                                                    Sincerely,

                                                                                    /s/ Alan Hoffman, Esq.

                                                                                    Alan Hoffman, Esq.

                                                                                    Winston & Strawn LLP